

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

December 22, 2021

Zhuangkun He
Chief Executive Officer
Ucommune International Ltd
Floor 8, Tower D
No.2 Guang Hua Road
Chaoyang District , Beijing
People's Republic of China , 100026

   Re: Ucommune International Ltd
     Amendment No. 3 to Registration Statement on Form F-1
     Filed December 3, 2021
     File No. 333-257664

Dear Mr. He:

   We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

   Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

   After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 16, 2021 letter.

Amendment No. 3 to Form F-1 filed December 3, 2021

Cover page

1. Where you discuss how cash can be transferred, provide cross-references to the condensed consolidating schedule and the consolidated financial statements.

Prospectus Summary, page 1

2. We note your disclosure in response to comments 2 and 9. Please revise your discussion on pages 5 and 51 to disclose the basis for your statement "We believe that currently we are not required to obtain any licenses, approvals, or permissions from PRC government

authorities...to offer securities to foreign investors..." Provide similar disclosure for your discussion in the first and third paragraphs under "Although we believe that PRC government approval is not required for this offering, PRC government authorities could reach a different conclusion..." on page 64.

3. We note your revised disclosure in response to comment 2. We re-issue this comment with respect to our request that you provide disclosure that explains the consequences to you and your investors if you, your subsidiaries, or the VIEs have inadvertently concluded that such permissions or approvals are not required, or applicable laws, regulations, or interpretations change and you are required to obtain such permissions or approvals in the future.

Risks Related to Our Corporate Structure, page 11

4. We note your revised disclosure in response to comment 4. With respect to the risks you discuss here and that were identified in our prior comment 5, please provide cross-references to the *individual* risk factors that discuss the risks in greater detail.

Risks Relating to Doing Business in China, page 12

5. We note your revisions in response to prior comment 5 and your acknowledgement that you are "subject to restrictions on foreign exchange and [y]our ability to transfer cash between entities, across borders, and to US investors" and that "before providing loans to [y]our onshore entities...[you] are required to make filings about details of the loans..." Elaborate upon these statements to explain these restrictions and filing requirements, and explain how they apply to the US$60 million interest-free loan made earlier this year.

6. Where you discuss the Holding Foreign Companies Accountable Act, revise to update your disclosure to reflect that the Commission adopted rules to implement the HFCAA and that, pursuant to the HFCAA, the PCAOB has issued its report notifying the Commission of its determination that it is unable to inspect or investigate completely accounting firms headquartered in mainland China or Hong Kong. Disclose whether your auditor is subject to the determinations announced by the PCAOB.

Summary Condensed Combined and Consolidated Financial Statement Information of Parent, VIEs and non-VIEs, page 22

7. Please provide condensed combined and consolidated financial statement information as of and for the six months ended June 30, 2021. In addition, revise the balance sheet information to include shareholders' equity for all periods presented.

8. Regarding your roll-forward of the investment in subsidiaries and VIEs line item, please address the following:
    • Provide a rollforward for all periods presented. Also, include separate columns for the parent, VIEs' subsidiaries and non-VIEs' subsidiaries.
    • Include a rollforward of your intercompany accounts.
    • Add a footnote to the rollforward to provide a brief analysis of the amounts presented to enable an investor to understand the nature of and purposes for the transactions.
    • Confirm to us that amounts disclosed are presented on a gross basis.

The Chinese government exerts substantial influence..., page 50

9. Update your disclosure to acknowledge that on November 14, 2021, the CAC released the draft Network Data Security Management Regulations, summarize the content of the draft and discuss how the regulations could impact your operations.

    You may contact Stacey Peikin at 202-551-6223 or Mara Ransom at 202-551-3264 if you have any questions.

Sincerely,

Division of Corporation Finance
Office of Trade & Services